Targa Resources Corp. 811 Louisiana, Suite 2100 Houston, Texas 77002-1400 www.targaresources.com

December 10, 2021

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for Fiscal Year Ended December 31, 2020

Response dated November 29, 2021

File No. 001-34991

Ladies and Gentlemen:

Set forth below are the responses of Targa Resources Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2021, with respect to Form 10-K for Fiscal Year Ended December 31, 2020 (the “Form 10-K”) and Form 8-K dated August 5, 2021, File No. 001-34991 (the “Form 8-K” and together with the Form 10-K, the “Subject Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the referenced Subject Filing unless otherwise specified.

Supplemental Response Dated November 29, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 62

1.

We note your response to prior comment 1. With regard to non-GAAP measures such as adjusted gross margin, the most directly comparable GAAP-basis measure under Item 10(e)(1)(i)(B) of Regulation S-K is generally a fully burdened gross margin. Please tell us why you believe your current description and presentation of non-GAAP segment adjusted gross margin in Management’s Discussion and Analysis of Financial Condition and Results of Operations remains appropriate.

Securities and Exchange Commission

December 10, 2021

RESPONSE:

In response to the Staff’s comment, we believe segment operating margin (a GAAP measure in accordance with ASC 280, Segment Reporting), rather than a fully burdened GAAP segment gross margin, is the most directly comparable GAAP-basis measure to our non-GAAP segment adjusted gross margin. Additionally, we note the Staff’s prior comment 4 from the letter dated September 23, 2021, whereby the Staff advised us on such reconciliation to “revise so that the reconciliation starts with the GAAP measure, which appears to be segment operating margin.”

For clarification purposes, please refer to the table below for a description of how each segment measure discussed in our response is calculated.

As illustrated in the table above, segment operating margin is more directly comparable to segment adjusted gross margin than a fully burdened segment gross margin, as there is an incremental reconciling item (depreciation and amortization expense) to reconcile adjusted gross margin to a fully burdened gross margin.

2.

We note you define operating margin as “gross margin less operating expenses” on page 63. However, we note the addition of footnote (1) on page 25 in your Form 10-Q for the fiscal quarter ended September 30, 2021 that “Operating margin is calculated by subtracting Product purchases and fuel from Revenues.” Please clarify for us how you calculate segment operating margin and revise your disclosure as necessary.

RESPONSE:

Targa’s segment operating margin is calculated by subtracting product purchases and fuel and operating expenses from revenues. We will revise the footnote disclosure in our future filings to reflect this calculation.

Securities and Exchange Commission

December 10, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

TARGA RESOURCES CORP.

By:	/s/ Jennifer R. Kneale
Name:	Jennifer R. Kneale
Title:	Chief Financial Officer

Enclosures

cc:    Thomas Zentner, Vinson & Elkins LLP